Filed by CDC Software Corporation pursuant to Rule 425 of

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chordiant Software Inc.

Commission File No.: 001-34179

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

CDC SOFTWARE

Moderator: Monish Bahl

January 8, 2010

10:00 a.m. CT

Operator:	Welcome to CDC Software’s update on its recent offer to acquire Chordiant Corporation. Today’s call is being recorded. For opening remarks and introductions, I’ll turn the conference over to Monish Bahl, Senior Vice President of Investor Relations for CDC Software. Please go ahead, sir.

Monish Bahl:	Thank you, (Wes). Good morning, everyone, and thank you for joining us today to discuss our recent press release. With us today is Mr. Peter Yip, Chief Executive Officer of CDC Software. Mr. Yip is joined by CDC Software’s Chief Financial Officer, Matt Lavelle and CDC Software’s President, Bruce Cameron.

Please note that this conference will be recorded and available for playback on the Internet by visiting our corporate Web site at www.cdcsoftware.com. As is customary before we begin, the contents of this presentation, what we say during it, as well as the contents of our earnings release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

We caution you that all forward-looking statements involve risks and uncertainties, important factors that could cause actual results to differ materially from those in the forward-looking statements. We urge you to read the company’s press release and public filings with the Securities and Exchange Commission as well as the public filings made by CDC Corporations with the SEC.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

All forward-looking statements are based upon the information available to management as of the date thereof and you are cautioned not to place any undue reliance on any forward-looking statements which speak only as of such date.

We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events, or otherwise. Historical results are not indicative of future performance.

Now it’s my please to introduce Mr. Peter Yip, CEO of CDC Software. Peter, please go ahead.

Peter Yip:	Thank you, Monish, and good morning, everyone, and thank you for joining our call this morning. As you are aware from our recent announcement, we believe that an acquisition of Chordiant makes sense for all stakeholders and is an indeed a win-win offer.

It fits very well with CDC Software acquisition criteria. We believe this is a good fit as evidenced in many area such as technology and product roadmap, potential cross sales and marketing opportunity, geographical footprint, as well as the (back office) costs and cost synergies as well as economy upscale.

Let me briefly go through this area and our President, Bruce Cameron, will provide more detail later on in this presentation. Both company’s technology are highly complementary and Chordiant’s add call-center technology and functionality to CDC Software Front Office Solutions and is especially a good fit for our CDC Pivotal and our CDC Respond platform.

And indeed, we share many Tier 1 customers in the financial service industry as well as the health care insurance industry which Bruce will go into more detail and actually giving you several examples how well our two solutions will fit together into our mutual customer base.

Regarding our 21 percent offer in premium price which we think is in line with our recent – with the recent acquisition in the software industry of similar size. Our 21 percent as compared to the average medium premium of 19 percent for the last six-enterprise software deals in Wall Street, which I will go through a little more detail in a later slide.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Regarding geographic footprint, as many of you know, CDC is growing very strongly in Asia. And for example, we recently closed one of the largest state-owned banks in one of the largest economy in Asia and (what over) at this bank would have over $10,000 branches is ideal opportunity and cross-sale for Pivotal call center.

We also recently closed a very large insurance and health care provider to have 10 operations in Asia and that would also provide a potential cross-sell opportunity for Chordiant as well. With regarding back office integration, it is not difficult to see there is significant opportunity to eliminate any redundant costs and it would help us to drive more cost synergies in a combined company.

Furthermore, we believe CDC Software global infrastructure will add critical mass to Chordiant to be able for Chordiant to more competitively and more effectively compete in today’s environment.

Before I explain the transaction, let me start by saying that we have – we believe we have a very good relationship with Chordiant, particularly Chordiant management. We see the products in many of our mutual customers and we have a lot of respect for the product technology and the innovations they’ve been bringing into the software industry.

Regarding management, we know some of the – some of their senior management, for example, three out of the top five senior executives at Chordiant we have experiences, we work with them in previous jobs, and we feel that would help with our integration going forward should our merger proposal be accepted by them.

Now let me give you an overview of transaction as proposed as of January 5th, 2010. CDC Software is proposing to buy all the outstanding share of Chordiant at a 21 percent premium over the average closing price for Chordiant share on the NASDAQ over the 30 trading days immediately prior to and including January 5th, 2010.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

We’re proposing two options for consideration for our payment. Option one is 40 percent cash and 60 percent share of the combination of CDC Software and CDC Corporation share split evenly. Or option two, 50 percent cash and 50 percent in CDC Software share.

The reason we proposing this combination in cash and share certainly because we’re very, very excited about the potential combination of these two companies and we would like very much to share the upside of the combined company to the Chordiant shareholders.

Chordiant shareholders can choose either one of these options in any combination. They can, for example, choose 50 percent, choosing option A and 50 percent choosing option two. We believe this deal would be immediately accretive to the CDC Software shareholders.

Now let me show you a quick chart as I mentioned summary of some of the deal recently closed in the software with similar size. For example, you will see the JDA acquiring i2 and as well as the Symphony technology proposal to acquire MFC.

So I’m not going to go through each deal you know different premiums, one day, one month, or three months, but if you go down to the bottom of this page, in the middle on the one-month premium, the mean – the medium is 19.6 percent and the mean is 18.5 percent. That’s the average of this deal and such as what we’re proposing 21 percent is in line with the industry average for this type of company of this particular size.

On the next diagram, next page, since we’re offering CDC Software shares as part of our consideration, for those of you who are not familiar with CDC Software, let me take a brief moment to give you a quick summary of the company as well as our recent disclosed financials.

CDC Software provide end to end enterprise software solutions and services that including ERP, Supply Chain management, Manufacturing operation management, certainly Front Office and CRM, and eCommerce solution to more than 6,000 customers globally.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

CDC Software give customers multiple deployment options such as on premises as well as the cloud computing based or hybrid which is a branding of the two options. And we have direct operations in more than 20 countries around the world and today have more than a 1,100 employees.

Let me give you a very quickly some brief financial metrics we have achieved. For the third quarter of 2006, CDC Software report $48.6 million in revenue and also for the same quarter, we report non-GAAP earnings per share of 33 cents and non-GAAP net income of $9.6 million which are all exceeding first call consensus estimate.

Net cash generated from operation were $19.2 million in Q3 ‘09 as compared to $15.2 million in Q2 ‘09. Maintenance revenue we continue seeing as sequential increase and improvement with Q3 reporting $25.4 million compared to $24.8 million in Q2 ‘09.

Earlier this week, we report and preannounce a 37 percent growth in quarterly sequential licensed revenue. This is for the fourth quarter of 2009 which is also including a 30 percent improvement in organic licensed revenue growth. We are indeed very, very proud with this type of organic revenue growth and very optimistic in the first half of 2010.

Now, let me give you a very quick summary of our acquisition experience, particular for publicly held companies. In the past, CDC have privatized two publicly held companies similar size to Chordiant and we did so in 2004. The first company is Ross and the second company is Pivotal.

And Ross become our foundation of a back office ERP businesses which is now grown from $45 million in 2004 to over $95 million in the five-year time. And in the case of Pivotal, CDC has privatized Pivotal in 2004 which becomes the backbone of our CRM Front Office businesses which also shown very exciting and (phenomenal) growth from $45 million to over $95 million during the period of time that CDC been providing (daily) leadership.

On the next page, let me walk you through some of our financial metrics, how well we’re be integrating all of this acquired company, and how well we’re

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

managing the expenses. For example, on the first diagram – on the first chart, on the adjusted EBITDA as a percentage of revenue you can see a steady growth from 2007 to 2008 and to year to date for nine months in 2009.

So we’ve grown from 16 percent, for example, in 2007 to over 27 percent in adjusted EBITDA margins as a percentage of revenue and we believe we can continue seeing opportunity to improve on this 27 percent as we’re reaching a (more) scale and continue our organic growth story.

On the net cash to generate from operations, we can – we have seen even more improvement. For example, for six months year to date, for six months ending September 30, 2009 and we have generated net cash from operation more than $46 million. That compared to $34 million for the full year of 2008.

On a non-GAAP net income basis on the bottom of the – of this page, we would also seeing consistent improvement on a non-GAAP net income as a percentage of revenue and you were seeing more than double. As example, eight percent in 2008 of this diagram and more than double to 17 percent for year to date, that’s what we have report so far in 2009 so for nine month ending September 30th.

So we’re absolutely very, very pleased with our performance. We believe there’s more opportunity as we continue to focus execution, continue to focus in driving more organic growth, improving our margin and managing our expenses, and leveraging our development centers in China and also in India.

On the next page, very quickly again, since we’re offering CDC Corporation as option A, their share as a consideration for Chordiant shareholder to consider very quickly, CDC Corp. consists of four businesses also trading on the NASDAQ.

CDC Software, the first box on the left-hand side, is the largest of CDC Corporation business which is owned 84 percent by CDC Corp. and today have a market cap – actually today trading closed, so now to $320 million and which is again 84 percent owned by CDC Corp. And CDC Corp. itself has a market cap actually at $274 million with a net cash of $90 million.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

The second largest of CDC Corp. business – in the middle of the chart, you can see CDC Global Services which is IT consulting, IT outsourcing, and R&D outsourcing businesses with worldwide operations which is 100 percent owned by CDC.

The third business is CDC Games. Very exciting games in the interactive media space in China and again is also owned 100 percent by CDC Corporation.

The fourth business is a public listed company in Hong Kong (inaudible) stock exchange which is 79 percent owned by CDC Corporation and has a market cap of $58 million.

It’s very simple. By adding all the four different pieces, you will see a enormous opportunity in terms of upside given the current market cap of CDC Corporation.

Now with this, let me turn over to Bruce who will give you more detail about the potential synergies as we’ve seen between Chordiant and CDC Software.

Bruce Cameron:	Thank you Peter. Again, my name is Bruce Cameron, President of CDC Software and I want to talk a little bit out the synergies between CDC Software and Chordiant (bracing) at this point.

We believe that the Chordiant product set is a natural extension of our CDC Front Office and I’m going to get into some examples of that in just a couple of minutes. CDC Software has a great track record of acquiring sub sales software companies of similar size.

Peter talked about Ross and Pivotal and with this, we expect to eliminate duplicate positions and ratchet up margins very, very quickly. We share the same verticals with many common customers including AIG, RBS, ING, Prudential, Barclays and others.

CDC Software front office sales teams will be expected to cross sell Chordiant products into our install basis, especially in Japan, Australia, China, India, and

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Singapore. And again Peter just talked about some of the recent wins we’ve had in Asia, so all of those countries for us are starting to really take hold on our vertical strategy and financial services in insurances and Chordiant would be a natural next product to be able to sell into those customers.

CDC Software has a good track record of cross selling front office products into our back office install basis, that is the RP supply chain and CDC Factory. CDC Software has an established platform that provides cost effective R&D and global support in India and China.

Seventy five percent of our total R&D head count is in India and China, we support both platforms both the Microsoft and the J2EE so we would be able to offer Chordiant an infrastructure of R&D support immediately and then also global support for doing help desk function 24 by 7 on a worldwide basis in multiple languages.

CDC Software has an excellent track record of managing cost despite a challenging economic climate. In the last two years, CDC Software has increased EBITDA margins to 27 percent despite lower top line revenues. CDC Software estimate organic growth in Q4 with double-digit license growth, again Peter alluded to that, as compared to the previous three quarters.

So we’re seeing signs of the economy coming back, we’re seeing seasonality quarter by quarter with our customers at this point in time so we feel very, very strong that a lot of the verticals that we’re focused on in back office it’s mostly (food) but in front office financial services and insurance and especially in the Tier 1 space we continue to do very, very well in the market place at this point.

Turning to slide 11, why we believe Chordiant should consider this proposal. Chordiant has good customers and strong technology so we feel we’ve become a natural cross sell into Chordiant customer basis with our – both our marketing programs, our sales force automation platform and our customer feedback and eCommerce platforms, again I’ll talk about that in a second.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

We believe Chordiant is sub scale to really go after the global market place including Asia, including being able to set up off shore R&D, being able to support multiple languages 24 by 7 as far as global support.

CDC Software has exceeded Wall Street expectations since its IPO in terms of what was expected while Chordiant has missed analysts expectations over the last several quarters. As evidence by a recent failed acquisition attempt, we believe management realizes that Chordiant needs to add more to scale to compete.

We believe that Chordiant investors fear this pursuit of an acquisition strategy will result in high levels of cash outflow while the business is simultaneously burning cash. Chordiant’s business model is based on elephant hunting, large mega deals with long sales cycles. CDC software has a bread and butter core base of business, we believe that when you marry the two the result is highly synergistic.

At CDC, we use a very fine tuned sales process that’s part of the solution selling sales process and it will allow us to go after elephants in a very orderly manner with giving us at least a 50 percent chance of winning the deal at the end of the game.

But we’ve also repackaged our products today and we would look to do this with Chordiant that we can get in with a much less going into price and bringing in a much quicker return on investments because that seems to be how the market is buying software today.

Favorable consideration, mix of cash and stock tax structure could be favorable for holders of Chordiant and CDC software again as Peter alluded is offering 21 percent in line with recent transactions.

So the next slide 12 just illustrates some of the customers that have both a CDC software and Chordiant. Now, to date we’re not aware of any integration that has occurred between the two products. And a lot of this is because that integration would be highly complex and non-standard code.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

But we could immediately with our CTO and his relationship with the Chordiant technology and his experience with that could provide a universal connector, if you will, that could at a very low cost and truly supported software basis could bring the two products closer together. In the next slide we’ll a – well the next couple slides we’ll illustrate how that will be done.

I want to now talk about some of the comments that we’ve heard some of the common customers say, “We use Chordiant heavily as a company, and I was excited to hear the news. I think this puts CDC in a strong position having best of breed applications for CRM and CEM.” This is from a leading global institutional asset management company.

The next one is, “High value to have both under one umbrella, definitive advantage to have best of breed CEM rounds out the product sweep.” And again, a big point that they’re making is, this integration would become standard product as opposed to highly customized very difficult to support code.

And the last quote is, “For CDC this is a good thing to acquire more of the front office support products that insurance and investment companies need.” Going to the next slide, I want to talk a little bit about how this would round out our front office.

So starting at the left, we look at the world the first thing you need to do is define and – your prospect base. What are the markets that you’re going after? And with CDC MarketFirst, this through an automated marketing engine will allow you to define your target market and basically start converting prospects into potential customers.

That then would move it to the sales so this would be then managed by Pivotal sales. It could be managed through different sales processes, again we happen to use Solution Selling but we also support the Miller Heiman sales process and we’re very strong in both Pivotal Mobile and Pivotal Handheld.

So again, converting that prospect into a customer and having that being a paying customer at that point would be the role of the Pivotal CRM product.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Then we would move to Chordiant and Chordiant then would take care of all of the help desk and call center requirements of a customer at that point.

And certainly anytime, a customer calls in for information it provides a natural up sell opportunity, provides case management capabilities, collection manager capabilities and really improve customer retention over time and come up with decision management support tools with their analytic engine.

Then we look at the next is you know soliciting feedback from customers. We have a large case that I’m going to talk about in a second but we basically with the CDC respond product make it very, very easy to either complain or complement about a sales process, a business process and things of that sort.

And we take that feedback management and then through our analytic engines there are able to look at is this a process that’s incorrect or things of that sort so that can be fed right back into the customer experience so that process’s are fine-tuned over time. And this is a dynamic process that needs to occur because business process’s always are changing with the times.

And then the final product which is this is just a recent acquisition of ours is an eCommerce engine. We have a large bank that’s using this for their credit card point program to really increase customer loyalty.

And basically this is tracking the loyalty points and then helping convert those to gifts so we’re cataloguing and this is all done through eCommerce so again, marketing to acquire prospects, sales to convert prospects into customers, customer experience, Chordiant product, to service the customers over time.

CDC Respond to get feedback on that whole customer experience and then eCommerce to really solidify the loyalty of that customer over the long term we feel will give CDC Software the best front office suite in the industry today.

So to (mass) some of the customers that we both have today onto this – because very, very simple to understand the benefits of CDC Software and Chordiant becoming one, so at Principle’s Financial Group again we’re doing the marketing, sales, sales operations and then client services moving to

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Chordiant. The contact center then is managed by the Chordiant product and again that then feeds new marketing programs that hopefully will spawn new sales over time.

We feel what’s most important in the industry today is understand your customers from a 360-degree view and today what CDC Software is lacking a bit is the actual day-to-day contact from a customer support.

We certainly can do this with some of the eService tools we have in Pivotal but nowhere near to the scale that Chordiant’s able to bring to the market for their Tier 1 customers. And we find that we and the CDC side have many Tier 1 customers that could take advantage of their technology.

On slide number 16 I want to talk a little bit about Wellpoint. Wellpoint is a leading U.S. health benefit company. So again looking at the bottom left of this slide on the CDC Software products we’re defining who a suspect is, making a suspect into a prospect and then creating a proposal for company to enroll their employees.

Then the enrollment process is managed by CDC Software and then all of the actual day-to-day management of the members, member materials, the ability to access benefits and things of that sort and overall education and general information is done by Chordiant. And then each year a renewal process occurs that would go back to the CDC Software products.

Again true 360-degree management of your customers, today this integration does not take place so we feel we could bring Wellpoint and many other companies similar to Wellpoint a lot of benefit by giving them standard integrations between the products.

The next one is ING. Chordiant is in an ING banking group and CDC Software is an ING investment management. Today there’s no integration of the two. These are two different lines of businesses so we feel we could go to ING and actually look at them standardizing on CDC Software as their CRM suite and Chordiant as their CEM suite across all lines.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

We today are actually working with ING on subsequent lines of businesses. We have full support of the Chinese law so this allows us with any financial services provider to have us support their multiple lines of business over time. So again, cross selling synergies allow all the ING sales force if you will to constantly monitor their customers and look at sales opportunities for their product lines.

The final one is a large U.K. retail-banking group. They have over 33,000 users of CDC Respond and they’re also a Chordiant user in their contact center. So again, as I said before this gives this large banking group the ability to close-loop their business processes on a day-to-day basis with their customers with a feedback process so that they can understand intimately the customer experience and how that experience can be improved over time.

We see that that’s an essential ingredient for customer retention long term. So a combination of these two companies’ products we feel will be very compelling in the marketplace for long term customers and customer survivals with our customers over time. With that I want to turn it over to Matt Lavelle, our CFO that are going to go through some of the financial synergies that we see in this acquisition, Matt.

Matt Lavelle:	Thank you Bruce. Good morning everybody, this is Matt Lavelle, CFO for CDC Corporation. Thank you for all joining the call this morning. The next slide we’re going to jump into demonstrates a few of the key operating expense to revenue metrics. Similar to how Bruce has talked about it with significant synergy from across (sales) standpoint. We believe that there are indeed many operational synergies across the two companies.

CDC Software’s demonstrated the ability to perform well in these areas as evidence by our 2009 operating results. We believe we would be able to bring the same discipline to a combined organization.

Quick (retake) and a look at the sales and marketing spend. You can see CDCS stands at a 16 percent of sales and marketing expense to revenue compared to 35 percent for Chordiant. CDC Software and Chordiant as Bruce has mentioned share an overlapping customer (biz). We are both entranced in

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

similar verticals and share similar expertise such as financial services. In addition we believe there are some geographical synergies in Europe and North America.

This combined comprehensive end-to-end front offering as described by Bruce we believe also has potential for allowing lower cost renew customers acquisition as well as maintaining installed based customers. In addition we believe that we would be able to leverage our sales teams across our North American footprint as well as our EMA in addition to our marketing expend strategies and go to market for product placements.

We believe this offers a compelling opportunity for us on the sales and marketing expense to bring that ratio on a combined basis more in line to historical CDC performance. Taking a quick look at R&D again you can see the CDC we’re sitting at eight percent that largely as a result of our off shoring capabilities where Chordiant as well shares a long history of off shoring their operations.

We have also built out in Bangalore and in Nanjing in China our development centers where 74 percent of our headcount today resides in those two locations. We’re close to about 30 percent of our total entity headcount.

The CTOs as well have worked together for each of the companies and share many of the same development processes. The company has the potential to leverage CDC Software’s existing offshore development centers which we believe could present additional cost saving opportunities on a combined basis. We estimate the R&D ratio to continue to be very competitive within our peer group on a combined view.

Next, taking a look at the G&A category, today we’re currently sitting at 12 percent to revenue, Chordiant is at 16 percent. We find – we believe that there’s also an opportunity to combine basis to bring G&A as a percent to revenue more in-line with CDC operational performance.

CDC Software were able to leverage our three global accounting shared service centers. One based in North America, one in EMEA and one in Asia

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Pac where we would be able to handle any and all (paper mill) transactional volume that would come out of a combined organizational structure.

CDC Software currently today handles over 6,000 customer and their related transactions through these centers. This is an opportunity to save another back office support as well across our IT organization, HR, legal and investor relations.

So overall we believe that we will continue CDC Software’s proven performance track record to bring operational expenses to the proper levels and look to improve as we continue to grow our business.

On a combined company basis we believe we can improve overall operating expense as percent to revenue to be more in line with historical CDC performance levels. As a result of our ability to leverage our global back office platform we have been able to drive significant operating cost reductions and thus improve our non-GAAP earnings performance throughout 2009.

We believe based on our internal estimates and analysis on a combined basis we could deliver significant improvements to shareholder value through our non-GAAP earnings per share.

And if you look on our slide, today we’re sitting at 18 percent where Chordiant’s at a minus six percent. And quickly turn to the final summary slide. We touched upon many of these points this morning. But just to recap and reiterate, we believe that the transaction could help increase earnings via cost reductions as well as improved scale and global reach to customers which we believe would have a nice impact for investors and shareholders of the company.

We believe that the potential combinations of solutions form a compelling front office value proposition that would definitely place the combined organization very well from a market (spacing) perspective.

We believe the deal will be immediately creative, accretive on a non-GAAP earnings per share basis and as we know we are offering a premium to the current Chordiant shareholders. With that I will turn it back over to Monish Bahl for opening up of the Q&A, Monish

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

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Monish Bahl:	OK thanks Matt. Now before we open up the Q&A I want to inform investors that on the 14th and 15th me, Peter Yip our CEO and Bruce Cameron our President will be going to New York City on the 14th and Boston on the 15th. And we’d be happy to meet with any investors both Chordiant as well as CDC Software to go over the story in more detail and face-to-face.

So please feel free to contact me. My phone number is 678-259-8510 or my e-mail address which is on the press release if you’re interested. So with that operator you can please give us directions for the Q&A, thank you.

Operator:	Ladies and gentlemen if you would like to ask a question at this time simply press star then the number one on your telephone keypad. If your question has been answered you may remove yourself from the queue by pressing the pound key. We also ask that you limit your questions to one or two and re-enter the queue for any follow-up questions.

Please hold for your first question. And your first question comes from Sasa Zorovic of Janney.

Sasa Zorovic:	Thank you. So with the stock – the Chordiant stock now creating above where your offer was would you be interested in maybe upping the – your offer to Chordiant shareholders?

Peter Yip:	Thank you very much, this is Peter Yip and thank you for the questions. And actually, we’re very pleased you know. We’re very pleased, we see the fact that the share of Chordiant trading well. To us this is a indication of number one I think as some of the Chordiant shareholder calling us since we make the offer.

That indeed you know they agree with us, Chordiant is (sub) scale and Chordiant were better served to be part of a larger company, so that’s very pleasing to us and supporting the same idea we have. Certainly regarding potentially you know (inaudible) would offer us (inaudible), we’re open-minded.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

We are very experienced in this you know privatizing, (sub) scale software company. We’ve done it many, many times. We’ve done it on a friendly basis. We’ve done it in a basis of unsolicited, on being proactive. And we like very much the Chordiant management and the board member.

I’m sure they are very experienced and they understand the (evidentiary) duty, what is best for the company and for shareholder. We’re offering a structure by where we think its tax efficient if you will. Share the upside with the share the combined company as well as cash.

And we like very much to have a dialogue if you will you know as soon as possible. It would be best if Chordiant board appointed an independent advisor, advising them to evaluate our offer, to understanding more about (its) synergies and the potential upside for the combined company as we have described this morning.

And again we are open minded and we are very serious about our interests and I think is the right thing for both company for our customers as many of their (joined) customer has expressed as we discussed this morning and this is a good thing for the customer, good thing for both company as well as good thing for the shareholder of both company.

Thank you for the question.

Operator:	Your next question comes from Shyam Patil of Raymond James.

(Vijay):	Hi and good morning. This is (Vijay) filling for Shyam. This acquisition looks like a good deal. We’ve spoken to investors on both sides and many seem to think this deal could make sense. Could you talk about your due diligence process as well as elaborate on your depth of understanding, past interactions with Chordiant and length of time you spent on the process?

Peter Yip:	Yes, again thank you for the question. I will take the first part and I will ask Bruce to comment on it in terms of the due diligence if you will. As you know we know the management very well, their CTO used to work for our CTO in his last two jobs, such as in CompuCredit, which is one of the biggest implementation of Chordiant products.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

And we share so many customers, we see the product right next to our products. J2EE is a platform we’re very familiar with and we have many our product on the J2EE Java platforms. And just from our experiences with the joint customers, their financial is completely public information.

They have very good disclosure. They’re very well a corporate governance by Chordiant’s a lot of them is public development information. It’s not a complicated company if you will. They have about 200 customers, many of them are joint customer of us. And we feel we know the company very, very well.

I know the CEO, I have a great deal of respect for him. And he’s very meticulous and very experienced in management team and we’re very comfortable with what we’re offering. And as I said before, I think we’re providing an option to provide upside for the synergies that we discussed before.

Let me turn over to Bruce. Bruce can comment about – more about you know both offering and talk more about the marketing of synergies if you will.

Bruce Cameron:	Sure. Thank you, Peter. So basically we’ve – with all of our products, we define it long-term product roadmap. And we’ve always been looking for a high volume call center technology as part of our front office offering.

And we’ve known for a long time that Chordiant certainly could fit the bill and fit very nicely into our product roadmap. So we’ve done a lot of the research as far as generally, what Chordiant’s products do and how they could fit us.

So the next step for us because obviously we haven’t had the opportunity to really dig in deeply with the Chordiant people directly. We’ve done this through combined customers and really understood from the customer point of view the benefits they’re getting from the CDC Software products, the benefits they’re getting from the Chordiant product.

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And just understanding from their point of view the increased benefits, they could get from a full-integrated solution, where you really have one database of customer information. You have a full 360 degree view through your sales force and customer support people so that they know exactly the state of any customer at any time to be able to serve them better.

So you know we hope to have the opportunity to get deeper and deeper into the Chordiant product. Our CTO actually implemented Chordiant in a past life in his company so we feel very, very comfortable with the technology of Chordiant and certainly, with the application that Chordiant can offer to our customers you know we feel this is very well defined technology moving forward.

Operator:	Your next question comes from Derek Wood of Wedbush Securities.

Derek Wood:	Thanks. I believe Chordiant’s implemented some poison pill provisions and golden parachutes on an unsolicited offer. Do you see this as an impediment? Is there any way to alleviate some of these obstacles?

Peter Yip:	Thank you, Derek, for the question. Absolutely you know Chordiant’s – we are not the first company that have approached them if you will, my understanding and I was told there were several company trying to make them offer.

And they have including some of the private equity firms and given I was told there might be a strategic partner that have make them even a much higher offer over time. And they have turned them down, my understanding. And if I can put on my hat as you know I take off the hat of CEO of CDC Software, putting the hat a shareholder of Chordiant if you will.

They have done as best they can and I certainly sympathize has been extremely difficult for them as for many of the enterprise software companies given the global recession, their revenue down. As Bruce mentioned, the sale cycle’s long and they are (sub) scale. The company should be part of some bigger company and I have confidence in the board member, the board director, their duty to the company to the shareholders.

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As I mentioned before, I think they should if you will retain independent advisor to them to evaluate our offer. We have talked to (first) staff we are being proactive. We will like very much to engage them and I’m confident you know based on our due diligent on publicly available information’s that we see a lots of cost synergies.

But if we can engage them in a proactive manner and I’m, sure we can discover more if you will. If we can discover more, I’m sure you know may be opportunity – I can convince my board to move up the offer if you will.

We just want to have the opportunity and certainly, we understand as a (public) company they have the duty to seek the best possible offer for their shareholder, now shareholder including myself, our company. So that’s the next steps and we make the first step. I hope they make the step in an appropriate manner.

As I know – Derek you know I’m very busy and I’m in America the next couple week, I’m seeing more and more attractive opportunity out there and we like them today. You never know, next week I might find someone better.

And as a matter of fact, I get call from other people, other bank who represent other company, they say they have a competing offering and they’re better than Chordiant if you will. And I would you know I would look at every opportunity out there.

If something, better, more attractive you know if they you know I might have lost interest in this and if the opportunity – we cannot move, in expedite (paces) because our cash is limited and certainly, I’m happy to compete with any other competing offer, which I expect to do, to see.

But I have only certain times if indeed there’s a more attractive offer, a (target) out there that’s better, we will go for the other target as long we would fit into a product roadmap that would help me to grow.

Our position has always been part of our growth strategy as we have demonstrated over the years. And if there’s better target you know we might

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you know if they’ve not responded to us fast enough, we don’t see the dialogue being productive from our point of view, we will withdraw the offer. And we will move on to something better.

Derek Wood:	OK, that’s helpful, thank you. And you know this may be helpful to shareholders if they’re going to be receiving some stock in your company. You guys pre-announced Q4 some upside in license revenue. Can you give us some color in terms of what you’re seeing out in the market and macro demand and maybe in your pipelines?

Peter Yip:	Yes, Bruce, can you take this question?

Bruce Cameron:	Sure, Peter. Yes, good question there, I appreciate this. So as we’ve been stating, we’ve been offering pipeline data and each quarter over last three or four quarters, we break our pipeline down into two parts, the install base pipeline and the new business pipeline.

The install base pipeline is very seasonal and we’re starting to see the seasonality come back. In Q4 2008, the market fell off the face of the earth, as we all know and Q1, Q2 and even a little bit in Q3, we did not see the patterns as we’ve seen in the past.

Our Q3 was down though because our new business was actually starting to come back but our install base business was low, predominantly because Europe doesn’t do a lot of purchasing in (traditional) Q3. Q4, the install base had a stellar quarter, so that basically says our customers are expanding their footprint, their business is improving and you know they’re getting back to some of the ways that we’ve seen buying behaviors in 2007, 2008.

The other half of our pipeline is net new business and that was at an all time low in Q4 2008, still very, very poor in Q1 and Q2. But we had a huge upsurge in new business in Q3 and we’re continuing the new (logo-ed) business in Q4.

So for us, we saw both the install base business do very well in Q4 and the net new business to our home products, these are not the newly acquired products yet, do very well. So we’re seeing patterns again very similar to what we would have seen two years ago in Q4, allowing us really to have all our cylinders running at this point.

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On top of that, we had very, very strong quarters as our first official quarter with acquisitions, such as Truition, Activplant and Gomembers. We feel that once their customers look at their ability to offer great scale and it took all the viability questions off the table, all these customers or these companies required were somewhere between $7 million and $15 million in revenue.

That was a concern that are these companies here for the long term. Well when CDC Software bought them, it took that concern off the table and we had literally over $1 million in software added because of acquisitions.

So we’re very, very excited moving forward. Our pipeline going in to Q1 next year, we’ve just scrubbed that clean, is literally 80 percent higher than the same pipeline four quarters ago and sequentially higher than it was Q4.

So that basically says we’re expecting Q1 normally as a low quarter for install base business we’re seeing that season ability come back but on the other side of the coin we’re seeing the new business pipeline continue to increase.

Budgets have been now reestablished in Q1, so we’re looking at next year being a solid year for us in organic growth and couple that with the acquired growth, we’re looking you know very, very good into what we expect to be able to accomplish in 2010.

Derek Wood:	Great, if I could just get one more question in, on the R&D side, Chordiant’s done a lot of off shoring historically. But they still have a pretty high percentage of revenue at 25 percent spent on R&D.

You know you guys have eight to nine percent spent on R&D, you obviously do a lot of off shoring as well. What are you doing differently that Chordiant has not been doing and what can you implement into Chordiant type operation?

Peter Yip:	Derek, thank you very much. You know with this opportunity, let me turn our CTO, who has been tremendous in terms of helping us to manage R&D expenses as a percentage of revenue, still producing world class, world winning products.

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And let him give you – and also he’s the person that know very well about Chordiant products and as a matter of fact when he was at CompuCredit, let him comment about his contribution to the Chordiant product development.

Alan, are you on the call? Matt, are you in Atlanta?

Matt Lavelle:	Yes, Peter and I thought I heard Alan on the call earlier.

Alan MacLamroc:	I’m sorry, I had been on mute, I didn’t realize, I didn’t push that. I’m sorry, this is Alan MacLamroc, I’m responsible for the product part of CDC Software. I believe probably there’s two germane points here.

One is that the majority – I have the entire product staff and the 75 percent of my staff, which includes product management is in Asia. So we have aggressively moved to put our – expand our development capacity in Asia.

We obviously keep the core development teams of these companies we acquire because that’s where the intellectual property is. But then as we add capacity, we put it into our development centers. We have expanded tremendously in China, obviously the cost of folks in China is extremely compelling.

And so that helps our bottom line and we have on payroll development centers in both India, which is our Center for Excellence for our COM and China for manufacturing. And these are run by people who worked for us in the United States for many years, very strong, solid operational managers who then went over back to their original home country and started or took over and expanded our capacity there.

So this is on payroll, it’s not outsourced. It uses our global, agile process. I believe we’re as efficient as anybody in the industry and you look at our percentage of revenue, I think it says that which you – when you look at our roadmaps and how much we churn out.

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So our agile process, our global distributed environment on payroll and a large, significant part of that is actually in China. So I think you can put those elements together, that’s why we’re so efficient.

Derek Wood:	OK, thank you.

Operator:	Your next question comes from Patrick Walravens of JMP Securities.

Greg McDowell:	Hi, good morning, gentlemen. This is actually Greg McDowell on for Pat Walravens. Just one question for Peter and you’ve touched on the answer a bit already but overall, I mean, how committed is CDC Software to making this deal happen?

Peter Yip:	Greg, thank you very much for the question and absolutely, I’m very committed. As you see this – the cost synergies, the marketing synergy and to us you know when we look at our (partner role) with Matt it fits us very well, we really have three options, right. Either we (beat us out) or we find a way to partner with them so we have a – we have opportunities to sell with them, if you will, or we acquire them.

You know their stock has been trading very close to what – (and I’ll) look at a five-year chart. And it’s a very good value, if you will from CDC Software particularly on a combined basis. So answer your question quickly, so we have committed and would like to have a productive dialog with the management and the board and then see if we indeed can make this work. And we’re happy to compete and to offer at fair value.

But one thing for sure we will not overpay as we never overpay for every acquisition we have done over the past several years. We are very disciplined. We think our offer is very compelling, but take out a cash and share offer.

You know offering the upsize and also structuring into such a way that will be tax efficient, if you will. And I think – I think I’ll – our proposition merit their board serious consideration. And again, my recommendation to them is to – for them to retain advisor to help them to evaluate our proposal and begin a dialog with us.

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As I said it before, there might be opportunity for more cost saving and more synergies, if you will. And that would help us to evaluate the possibility indeed you know we can give them and offer a higher price. But again you know my time is only limited.

You know and many other deal that is appealing to us. If I don’t see you know any reasonable respond that they will be proactive to evaluate this opportunity without – we will move on. All right, we move on to something more attractive. Thank you very much.

Greg McDowell:	Thank you.

Operator:	Your next question comes from Sasa Zorovic of Janney.

Sasa Zorovic:	Yes, so I was wondering when you were – for you Peter and also Matt maybe is over what period of time do you think – or how quickly these synergies could be – could be you know captured in terms of there’s this discrepancy in terms of margins that you’ve outlined here. So are we talking maybe you know within a year, two years, or shorter than that? What kind of timeframe would you have in mind?

Peter Yip:	Let me take the first part of the question, then I turn it over to Matt. Based on our experiences in term of what our acquisition – as large a company as they are, very similar like Pivotal and Ross that we have time we can give you the experiences as well as a recent acquisition because we’re very experienced right now in term of you know how to integrate back in if you will because we have to report every quarter.

And being having a service center around the world right now, we are very well positioned integrate many of the target company both from the back and in term of cost saving on the G&A and certainly very – on day one, on day of closing you immediately you eliminate another public company cost.

It’s very expensive to be a public company particularly with what the kind of I mean they are – they are very well you know managed in a way in term of together with many legal advisor they have in building up a lot of (entity takeover merger).

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When I rank them from a scale to 1 to 10, as I look at so many public company out there and they are probably one of the – they do have indeed many layers as one of you had point out today to us, many layer of entity takeover merger.

And that’s expensive to maintain all this layer, all the filing, all the SEC disclosure. They do have an expensive board, a very experienced board and many committee and that’s expensive – director insurance, if you will, paying NASDAQ fee you know this is expensive with a (publistic) this day.

And that would be eliminated from day one, if you will. And certainly sales and marketing you know I can refer to Bruce has talked about we have strong in sales and marketing if you look at you know one thing we’ve done very well. We pride ourselves you know if you compare both company, we are much strong in sales and marketing.

We get you know we have more products, we have end-to-end solution. We cover everywhere in the world and certainly one of our strategy when we – when we particular product which we can sell into a vertical. There’s a lot of cost synergy in term of without the duplication of cost that we can eliminate.

Maybe with the – with this let me turn over to Matt because he’s been very experienced in term of integrating company we buy on a very efficient manner, in a manner that we will produce some cost synergies for both company.

Matt Lavelle:	Hey, thank you Peter. And hey, Sasa, thanks for the question. Clearly, I don’t think I can give you a definitive answer in terms of the timing in which we’d realize the synergies over, but as Peter outlined fairly well this morning, we understand that the synergies are of any acquisition to get the fullest benefit need to generally take place as soon as possible.

And as we’ve demonstrated with some of the acquisitions that we’ve done earlier this year or in 2009, back office transaction processing for one example, we’ve been able to integrate those activities generally over a 30/60/90 day period. So we’re very fast to react in terms of making sure we’re getting the full extent of the synergies and realizing them as quickly as possible.

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So we feel pretty comfortable with our very detailed and rigorous integration plans that we lay out prior to finalizing any type of transaction. We’ve got a team and feet on the street that have performed at numerous times at this point. So again, getting to them as quick as possible is the key and that’s exactly what we intend to do with this acquisition as well.

Sasa Zorovic:	Now, and my follow-up would be you know as you’ve mentioned, sort of you know through this difficult downturn, obviously it was difficult for the entire industry. Specifically, also, for Chordiant, so what are some of the things that you know you think you could sort of do here shorter term in order to make sure that the underlying business sort of really starts to turn.

You know what do you think would be specifically done different – done differently?

Bruce Cameron:	And I’m happy to take that question you know and this is no different than us – we just did three acquisitions over the last 30 to 60 days. You know the first thing we do is secure the customer base.

So you know myself and the management team both the CDC Software side and the customer side visits their large customers to make sure that the customers understand the strategy, what’s going on, how this affects them and things of that sort because we certainly don’t want to lose any of the customers through this process.

The second avenue then is cross sell. And you know in this case because of the fit’s so great, we have a very, very large financial services customer base. So we feel that we can go in very quickly knowing how the companies buy already and be able to secure some fast revenue for Chordiant through the customer bases of our customer.

And then vice versa that we would expect to go into their customer base, empower their sales force to sell the Pivotal product set, so that we could see some sort of an upturn in our products as well. The third then area is our new

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logo customers. And this is just going through the paces. We have a very, very dedicated marketing program for that. We use all of our own products.

So we use MarketFirst to define our prospects and create suspects, if you will and then a very detailed process using the Pivotal CRM system to go through the solution selling process to acquire new customers.

But again, we talked about this being elephant hunting. That’s you know you’re probably, if someone was interested in the Chordiant product today, you’re probably looking at a six-to-nine month process before they’re ready to ink the paper.

So for us it’s securing the customer base, it’s promoting very, very fast the concept of cross-sell and it’s beginning immediately the lead generation for new customers moving forward is kind of the secret sauce we’ve used for all of the acquired companies we’ve had so far.

Peter Yip:	Sasa, this is Peter. Yes, very quickly. You know we have a cookbook, so to speak. You know we integrate so many companies over the past seven, eight years, so we have a step-by-step cookbook.

Not just the sales and marketing Bruce talked about but also back-office Matthew was referring to, but in the support, in the R&D, in the facility, in the IT, in the (inaudible) implementation, if you will, and that’s a very, very important part of the (Sarbanes-Oxley) or any company that we would buy.

The revenue recognition, the internal company policy, so where the (theory) of the staff, not just communicating customer alone but also about branding, about employee, about their HR policy and so forth, so forth.

So we will follow that cookbook, so to speak and so we are experienced. We are one of the most well, one of the most experienced at consolidating, if you will, in this industry and that’s why we’re reaching that kind of scale. And also we’ve demonstrated over the past three years, as I showed the chart, the kind of financial and operating (metrics) performance.

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And being so disciplined, being so meticulous and this is probably the thing that we feel very confident. Particularly some of their customers that we share with, they also you know are very much supporting that this potential merger with these two company at being a better platform and just serving our existing joint customers. Thank you for the question, Sasa.

Operator:	Your next question comes from Tony Reiner of Dominick and Dominick.

Tony Reiner:	Hi. How are you? Thanks so much for hosting the call. Can you just give us the rationale for your holding, for the 1.3 percent holding? Why that amount, why not more, why not less?

Peter Yip:	Yes, this is a very interesting question and thank you again for the questions. We are also interested in the company as we share many customers.

We think you know from their share price performance, it was extremely compelling. Just like you, again if I put on the hat of a Chordiant shareholder, if you will and this is very compelling only if the company to take our offer seriously or indeed you know retain advisor to evaluate the long-term viability of being a (pawn) solution only provider and sub scale.

And if they do, proactively evaluate the basis and I would like very much to even my, add on to my holding, but if not the continued dragging as they fend off other (inaudible) before over time.

You know we don’t own a lot of share but meaningful amount of share for us that you know and a valued tool if we don’t engage in a meaningful discussion to do something that would be mutually beneficial for both company. You know one percent is nothing to us. We can sell tomorrow.

Tony Reiner:	True. So why, I mean you felt 1.3 percent was you know why not 4.9 percent?

Peter Yip:	Yes, I’ve been asking a lot of questions you know. I mean you know a lot of SEC rules, if you will, when you buy a company you know when we are approaching them, we have approached them over the past, over the years that we have been approaching them.

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And more recently we say, well, listen. Why don’t we do strategic partnership? You know we are strong in Asia. You’re not quite there yet. Can you – can we do some way together we can help each other, if you will.

And then – and then more recent we think, wow, they are not really you know maybe they’re busy. They’re trying to buy (Connus) you know and you know we cannot buy them you know this SEC rule when we show them we are – might be more interested in some kind of combination. Then we have to stop buying, if you will.

So you know so if buying shares is not – is not you know I don’t want to overpay this you know. I have a fiduciary duty to my shareholders and I think I’m happy with the holding I have. It’s good size enough. I wish I buy more, if you will but (inaudible) their share price is moving up so much more.

But you never you know there’s never a good answer and also remember they have their 203 rule. It is computated how on 203 rule.

Tony Reiner:	Sure.

Peter Yip:	It’s freeze up rule. My lawyer about freeze up and I read as much as I can with our lawyers and it’s known counsel in 203. And they put in a lot of effort to put in that. They have some of the smartest lawyers advising them, putting the entity over.

Indeed a company might not be, want to be bought out. Then I wish I don’t own so many shares, if you will so one percent is not too big, not too large. It’s a position that I’m happy with.

Tony Reiner:	Do you – in your opinion is CHRD willing to sell themselves?

Peter Yip:	I don’t know. I don’t know. But based on their past behavior in the past you know I think that they – I was told that the mention that they were a number of people making offers to them and they turn them down.

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And then you know a year ago, what in 2008 in the shelter meeting, they adopted 203 rule despite some of the major shareholders opposed to it. You know I buy a lot of companies. I bid on many companies.

Some board members are more open-minded if you will. They’re more open-minded. They want to listen to all possibility, examining it. Some board members, they might be based on experience, might be they feel they could do on their own.

But so far they have tried very hard in difficult economic environments. Think about if you are one of the Tier 1 company right, some of the customers told us. They have certainly a concern in terms of (viability).

For a while the enterprise value of below $50 million and they have a lot of cash. They can go on for a while. Is this in the long-term interests of the shareholder, is something that the board member would have to consider. And best if they can retain an advisor to evaluate for them. And that’s something I think they ought to (deliver).

You know I’m a shareholder. Again, I put on my shareholder hat. You know I’m – you’re a shareholder. Your interest is to see the company going somewhere. Right, it’s very difficult for them to do on their own.

As we have done it before, every company we bought, public company, Pivotal Ross, they never make any money because they aren’t enough scale. They don’t have enough scale to drive you know cost savings in terms of outsourcing India or China.

Today we have enough scale relatively and that’s the reason our percentage of revenue is eight percent for R&D. We still coming up with low cost products, right, so, this is something, your question, you should ask them. If you’re a shareholder, you should ask the board.

Tony Reiner:	Let me ask you this and I will and I appreciate that. Is it common for you to take a small stake in companies you may or may not make a bid for or try to purchase? Is this something we’ve done in the past?

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Peter Yip:	No, we hardly. It’s not an interest, we’re not (fun). It is not my interest to own one percent of something you know. I’m interested you know because I want them – because I give them many hints. They say, Yip, you know, give us an offer you know otherwise I don’t take you seriously, right.

So you know as a shareholder, I do have the right – I have the right to vote. As a shareholder, I do like to do a lot of things if I put the hat as a shareholder. But I am not a fund you might be a fund.

So you know, if I’m not interested anymore and they’re not interested in engage me in a productive manner, you know I don’t want to be their shareholder because I don’t think they have a future as a scale company.

Why should I only have one percent of something I don’t think they have a future in, right. I would sell the stock tomorrow if I don’t feel like they will engage me in a productive manner or retaining an advisor to seek the best possible offer.

My offer might not be best, right. I think I will be very competitive. I think I will be very fair. I want a hearing and – but if they find a better offer, I’m all for it. I would vote for it.

Monish Bahl:	You know, operator, we only have time for one more question please.

Operator:	OK, your final question comes from (John Zarrow) of (Version Capital).

(John Zarrow):	Yes, I’m a shareholder of Chordiant and I’ve listened to your call for the last hour. And I respect everything that you say and you guys are great operators of your company.

But as a Chordiant shareholder and given how much cash they have and how we have watched how bad the market has been for them and the potential upside, why would I possibly want to sell to you guys if I took the cash out and then looked at the company and looked at what the potential upside is in the next two, three years at such a low price?

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So I don’t want you to tell me how well you’ll do managing the company. I could buy the company for what you’re going to pay for it and make money. So my question is …

Peter Yip:	So you should make an offer.

(John Zarrow):	So my question is …

Peter Yip:	You should make an offer and …

(John Zarrow):	No, wait. So my question is I’m a shareholder …

Peter Yip:	… an offer …

(John Zarrow):	Wait, wait, wait. You’re trying to …

Peter Yip:	(Inaudible).

(John Zarrow):	Wait, wait, wait. Just let me finish. You’re trying to get me – convince me to sell to you. So I’m saying to you, great. I agree with you. You can run it better than them because you have run your company better.

But if you’re going to pay me, you need to pay me what the company’s worth because you and I both know that it’s very, very cheap here and that we are at an historical bottom in a cycle.

Peter Yip:	You are absolutely right and I’d love to meet you. And I think you are the kind of guy that will reason – I would love to reason. I think a lot I’d learn from you and I’d say I would pay a fair price.

Now I make a first move, I make an offer based on publically available. I think there’s a lot more upside if I can engage them in a productive manner and if I can convince my board and I would pay a fair price.

You know I compete with 65, I was told 65, bidders in Pivotal. I compete with some of the smartest people in this country. They know the enterprise software space. I compete. I pay a fair price. I won the deal.

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(John Zarrow):	Right.

Peter Yip:	I do same thing at Ross.

(John Zarrow):	I’m the first person to agree with you that they should have sold the stock at a higher price and that there’s a huge upside. I just don’t want to dilute myself at a low price so that you get to have the upside. So that’s all I’m saying is …

Peter Yip:	(Inaudible).

(John Zarrow):	If you want to pay us a fair price …

Peter Yip:	(Inaudible) of cash and share.

(John Zarrow):	Right.

Peter Yip:	If you believe that I would get an upside on it, maybe you should consider share the combined company, if you will you know. Again, I’m open to option. I can move up the price if I see a sincere interest.

The company should be sold to be part of something bigger and I think I have a platform to integrate them. I can drive a lot of costs. I will make a lot of our customers happy. I will improve the product as I’ve done in Pivotal and I have a proven track record, other platform.

Maybe there is someone else who has a better platform than me and let them make a compete bid. I’m a shareholder like you do. I want the best possible price, if you will.

Price may not be just in terms of 100 percent cash. Or maybe I come back, I look at it, if I like it better, maybe I give an option 100 percent cash. I’ve done it before. You go and take 100 percent cash or you got an option of cash and shares or even a combination or two.

So I’m just you know I’m interest and my interests are only for a certain period of time and if I find something better maybe you make an offer I drop off, I drop off, I sell all my share because I don’t want a constructive dialogue with me, then you buy the company.

CDC SOFTWARE

Moderator: Monish Bahl

01-08-10/10:00 a.m. CT

Confirmation # 49296888

Operator:	Ladies and gentlemen, we’ve reached the allotted time questions in today’s conference I’ll turn the conference back over to Mr. Bahl for any closing remarks.

Monish Bahl:	Thank you so much for your time today and please feel free to call me or e-mail me if you have any questions. Thank you and take care.

Operator:	Ladies and gentlemen that concludes CDC Software’s update on this recent offer to acquire Chordiant Corporation we appreciate your time and attention. Again, this call was recorded. You may now disconnect.

END